SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item
1	Press release dated September 10, 2014.

Press Release

Ana Botín, unanimously appointed

to chair the board of Banco Santander

•	The board of directors expressed its deep sorrow for the loss of Emilio Botín, “who led the extraordinary transformation of Banco Santander, turning it into the leading bank in the Euro zone and one of the most relevant financial institutions in the world.”

Madrid, September 10th, 2014. The board of directors of Banco Santander unanimously agreed to appoint Ana Botín as its chair. The appointment was made at the proposal of the appointments and remuneration committee, which held a meeting this morning.

Fernando de Asúa, 1st vice chairman of Banco Santander and chairman of the appointments and remuneration committee, expressed “the deep sorrow for the loss of chairman” and said: “Emilio Botín was extremely important for the bank, leading its extraordinary transformation, turning it into the leading bank in the Euro zone and one of the most relevant in the world, and for Spain.” His words were supported by all of the board’s members.

The appointments and remuneration committee considered Ana Botín is “the most appropriate person, given her personal and professional qualities, experience, track record in the Group and her unanimous recognition both in Spain and internationally.”

After the board’s meeting, Ana Botín said: “In these difficult times for me and my family, I appreciate the trust of the board of directors and I am fully committed to my new responsibilities. I have been working at Grupo Santander in different countries and with different responsibilities for many years and I have experienced the professionalism and dedication of our teams. We’ll continue to dedicate all our efforts with total determination to keep building a better bank for our customers, employees and shareholders.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 10, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President